WATERSTONE BANK SSB 401(K) PLAN

Wauwatosa, Wisconsin

Financial Statements and

Supplemental Information

As of December 31, 2024 and 2023

and for the Year Ended December 31, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 – 11

Supplemental Information

Schedule H, line 4i ‑ Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

WaterStone Bank SSB 401(k) Plan

Wauwatosa, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of WaterStone Bank SSB 401(k) Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of WaterStone Bank SSB 401(k) Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

We have served as the Plan’s auditor since 2023.

Milwaukee, Wisconsin

June 6, 2025

WATERSTONE BANK SSB 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	2024	2023
Assets
Investments – at fair value	$15,594,555	$13,962,246

Receivables
Notes receivable from participants	74,843	33,147
Total assets	15,669,398	13,995,393

Net asset available for benefits	$15,669,398	$13,995,393

See accompanying notes to financial statements

WATERSTONE BANK SSB 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2024

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$262,703
Appreciation in fair value of investments	1,661,936
Total investment gain	1,924,639

Contributions
Participants'	1,098,372
Employer	108,690
Rollovers	138,064
Total contributions	1,345,126

Interest on notes receivable from participants	4,055

Total additions	3,273,820

Deductions from net assets attributed to:

Benefits paid to participants	1,508,916
Administrative expenses	90,899
Total deductions	1,599,815

Total net increase	1,674,005

Net assets available for benefits

Beginning of year	13,995,393

End of year	$15,669,398

See accompanying notes to financial statements

WATERSTONE BANK SSB 401(K) PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

Note 1 - Description of the Plan

The following description of the WaterStone Bank SSB 401(k) Plan provides only general information. Participants should refer to the WaterStone Bank SSB 401(k) Plan summary plan description for a more complete description of the Plan's provisions.

General

The WaterStone Bank SSB 401(k) Plan (the "Plan") is a defined contribution plan covering all full-time and part-time employees of WaterStone Bank SSB (the “Company”), a wholly-owned subsidiary of Waterstone Financial, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All employees hired before September 30, 2008 who have completed at least three months of service with the Company and all employees hired on or after September 30, 2008 who are age 18 or older are eligible to participate. Upon enrollment in the Plan, a participant may direct contributions to a variety of investment options.

The investments of the Plan are maintained in a trust (the “Trust”) by Principal Trust Company (the “Trustee”) and the recordkeeping functions are performed by The Retirement Advantage, Inc. (the “Recordkeeper”).

Contributions

Participants may contribute up to 90% of pretax annual compensation (salary reduction contributions), as defined in the plan document, not to exceed the annual limit of the lesser of 90% of eligible compensation or $23,000 in a calendar year. The Plan includes an automatic salary deferral feature for Pre-Tax 401(k) deferral. Participants are automatically enrolled after meeting eligibility requirements at a contribution rate of 5%. Participants may opt out if they choose to do so. Participants can choose to enroll in either a Pre-Tax 401(k) or a Roth 401(k) deferral. The plan document also provides that eligible participants may make catch‑up contributions up to the $7,500 Internal Revenue Service (“IRS”) limit. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Participant contributions are recorded in the period the Company makes the corresponding payroll deductions.

The Company may make a discretionary contribution. During 2024, the Company made discretionary contributions at a rate of 20% of eligible participant contributions limited to the first 5% of eligible participant compensation, as defined in the plan document, up to the maximum deferrable amount allowed by the IRS.

Investment Alternatives

Participants in the Plan may elect to invest their account balances in several investment alternatives, in any percentage allocation determined appropriate by the participant. The investment alternatives under the Plan include Waterstone Financial, Inc. common stock as well as any fund, other than municipal and institutional funds, in the Principal Trust Company portfolio. Participants may exchange any portion of their account balances from one fund to another at any time during the year.

Participant Accounts

Each participant's account is credited with the participant's salary reduction contributions, rollover contributions and an allocation of the Company's discretionary contributions and Plan earnings. Allocations are based on the participant's eligible compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WATERSTONE BANK SSB 401(K) PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

Note 1 - Description of the Plan (cont.)

Vesting

Participants are immediately vested in their salary reduction contributions.

The Company discretionary contributions and earnings thereon vest in accordance with provisions of the Plan as follows:

Vesting Years of Service	Percentage Vested

less than 2	0%
2	20%
3	100%

The participant is fully vested in the Company discretionary contributions upon reaching normal retirement age, death, or permanent disability.

Forfeited Accounts

As of December 31, 2024 and 2023, there were balances of $285 and $361 for forfeited nonvested accounts, respectively. Of the total forfeited nonvested accounts, $18,082 were used to reduce Company contributions for the year ended December 31, 2024 and any remaining balance will be used to reduce future Company contributions.

Payment of Benefits

Benefits may be paid to the participant or beneficiary upon death, disability, retirement or termination of employment, as defined in the plan document. The total vested portion of a participant's account balance is distributed in the form of a lump‑sum payment or a direct rollover distribution. Participants experiencing financial hardship may withdraw a portion of this account balance as defined in the plan document.

Generally, participants are allowed to take an in-service distribution upon reaching the age of 59 ½. After separation, a distribution will be made to the participant if the vested account balance is $1,000 or less regardless of whether the participant consented to receive it.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. These loans are secured by the balance in the participant's account. The loans bear a reasonable rate of interest as managed by Principal based on the interest rates charged for similar types of loans. Principal and interest is paid ratably through bi-weekly payroll deductions. The interest rates on outstanding loans range from 5.25% to 10.50% as of December 31, 2024 and 5.25% to 7.25% as of December 31, 2023.

WATERSTONE BANK SSB 401(K) PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

Note 1 - Description of the Plan (cont.)

Administrative Expenses

Plan administrative fees, investment advisor fees, loan and distribution fees and record keeping and audit fees are to be paid from the respective participants’ account.

Note 2 ‑ Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See Note 3 for discussion of fair value measurements.

Net appreciation and depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid. There were no benefit payments for participants who have elected to withdraw from the Plan but had not been paid as of December 31, 2024 and 2023.

Subsequent Events

The Plan has evaluated subsequent events through June 6, 2025, the date the financial statements were issued and there were no subsequent events, other than disclosed below, requiring adjustments to the financial statements or disclosures.

WATERSTONE BANK SSB 401(K) PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

Note 3 – Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

-	quoted prices for similar assets or liabilities in active markets;

-	quoted prices for identical or similar assets or liabilities in inactive markets;

-	inputs other than quoted prices that are observable for the asset or liability;

-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2024 and 2023.

Waterstone Financial, Inc. Common Stock: Valued at fair value based upon the closing price reported in an active market where such shares are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner.

WATERSTONE BANK SSB 401(K) PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

Note 3 – Fair Value Measurements (cont.)

The tables below present the balances of assets measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Waterstone Financial, Inc. Common Stock	$485,329	$485,329	$-	$-
Collective Trust Funds	1,408,132	-	1,408,132	-
Mutual Funds	13,701,094	13,701,094	-	-
Total Investments	$15,594,555	$14,186,423	$1,408,132	$-

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Waterstone Financial, Inc. Common Stock	$573,473	$573,473	$-	$-
Collective Trust Funds	1,620,663	-	1,620,663	-
Mutual Funds	11,768,110	11,768,110	-	-
Total Investments	$13,962,246	$12,341,583	$1,620,663	$-

There were no transfers of investments between levels during the year ended December 31, 2024.

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4 - Parties‑In‑Interest

Certain Plan investments are managed by the investment trustee as defined by the Plan and, therefore, these transactions qualify as parties‑in‑interest. These transactions are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

The investment of the Plan in the Company’s common stock is considered a party-in-interest transaction. During the year ended December 31, 2024, the Plan purchased 10,970 shares for a total of $150,174 and sold 15,245 shares for a total of $216,610.

Notes receivable from participants is considered a party-in-interest transaction. The balance of these notes, including interest receivable, was $74,843 at December 31, 2024 and $33,147 at December 31, 2023. For 2024, interest income on the notes receivable totaled $4,055.

WATERSTONE BANK SSB 401(K) PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

Note 5 – Tax Status

The Plan is placing reliance on an opinion letter dated June 30, 2020 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The prototype Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

WATERSTONE BANK SSB 401(K) PLAN

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)

Plan 002

EIN 39-0691250

As of December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	BlackRock Investments, LLC	High Yield Portfolio	**	$83,907
	BlackRock Investments, LLC	Lifepath Index Retirement K Fun	**	850,522
	BlackRock Investments, LLC	Lifepath Index 2030 K Fund	**	1,421,639
	BlackRock Investments, LLC	Lifepath Index 2035 K Fund	**	686,220
	BlackRock Investments, LLC	Lifepath Index 2040 K Fund	**	809,085
	BlackRock Investments, LLC	Lifepath Index 2045 K Fund	**	1,115,129
	BlackRock Investments, LLC	Lifepath Index 2050 K Fund	**	857,246
	BlackRock Investments, LLC	Lifepath Index 2055 K Fund	**	410,975
	BlackRock Investments, LLC	Lifepath Index 2060 K Fund	**	365,935
	BlackRock Investments, LLC	Lifepath Index 2065 K Fund	**	149,005
	Delaware Funds	Ivy Mid Cap Growth Fund	**	292,214
	DFA	Emerging Markets Core Equity Portfolio	**	27,270
	DWS Funds	RREEF Real Estate Securities fund	**	81,282
	Great Gray Trust Company	International Equity R1 Fund	**	498,425
	Fidelity	500 Index Fund	**	1,861,212
	Fidelity	Advisor Technology Fund	**	905,638
	Fidelity	Mid Cap Index Fund	**	443,777
	Fidelity	Small Cap Index Fund	**	302,209
	flexPath Strategies	Stable Value R1 Fund	**	332,686
	Franklin	Small Cap Value Fund	**	224,127
	John Hancock Funds III	John Hancock Disciplined Value Mid Cap I Fund	**	201,266
	JP Morgan Trust II	Small Cap Growth I Institutional	**	253,701
	JP Morgan Trust II	JP Morgan Core Bond R5 Fund	**	217,655
*	Principal Trust Company	LargeCap Growth I Institutional Fund	**	1,819,488
	American Funds	New Perspective Fund	**	182,509
	Wilmington Trust	Collective Invtl Lrg Cp	**	577,021
	PIMCO	Income Institutional Fund	**	139,083
*	Waterstone Financial, Inc.	Waterstone Financial, Inc. common stock	**	485,329
*	Participant Loans	Interest rate; 5.25% - 10.50% Maturities through 2030	-0-	$74,843

*	Represents a party in interest
**	Cost omitted for participant directed investments

WATERSTONE BANK SSB 401(K) PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WATERSTONE BANK SSB 401(K) PLAN

/s/ Mark R. Gerke
Mark R. Gerke
Chief Financial Officer
June 6, 2025